SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATASCOPE CORP.

(Name of Subject Company (Issuer))
DAVINCI MERGER SUB, INC.

(Name of Filing Person (Offeror))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
238113104

(CUSIP Number of Class of Securities)
Ulf Grunander
President
c/o Getinge AB, Ekebergsvagen 26, Getinge, Sweden SE-310 44
46 (0) 35 15 55 80

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With copies to:
Steven L. Pottle, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

The Agreement and Plan of Merger, dated September 15, 2008, by and among Getinge AB, DaVinci Merger Sub, Inc. and Datascope Corp. (“Datascope”) was filed on September 17, 2008 as Exhibit 2.1 to Datascope’s Current Report on Form 8-K and is incorporated herein by reference.
Important Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Datascope’s common stock has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Getinge AB will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Datascope will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Datascope’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.